UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35065

Wright Medical Group N.V.
(Exact name of registrant as specified in its charter)
Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands (+31) 20 521 4777
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Contingent Value Rights
(Title of each class of securities covered by this Form)

Ordinary Shares, par value EUR 0.03 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0
Pursuant to the requirements of the Securities Exchange Act of 1934, Wright Medical Group N.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 19, 2019	By:	/s/ James A. Lightman
Name: James A. Lightman
Title: Senior Vice President, General Counsel and Secretary